SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 13e-4)

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

CREE, INC.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Common Stock, Par Value $0.00125 Per Share

(Title of Class of Securities)

225447

(CUSIP Number of Class of Securities’ Underlying Common Stock)

Adam H. Broome

General Counsel and Secretary

Cree, Inc.

4600 Silicon Drive

Durham, North Carolina 27703

(919) 313-5300

(Name, address, and telephone number of person authorized

to receive notices and communications on behalf of filing persons)

Copies to: Gerald A. Roach Amy Meyers Batten Smith, Anderson, Blount, Dorsett, Mitchell & Jernigan, L.L.P. 2500 First Union Capitol Center Raleigh, North Carolina 27601 (919) 821-1220

Calculation of Filing Fee

Transaction valuation	Amount of filing fee
$36,068,787.98	$3,318.33*

*	Calculated solely for the purpose of determining the amount of filing fee. This amount assumes that options to purchase 3,479,778 shares of common stock of Cree, Inc. having an aggregate value of $36,068,787.98 as of February 14, 2003 will be cancelled pursuant to this offer. The aggregate value of such options was calculated based on the Black-Scholes option pricing mode. The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals 0.000092 times the transaction valuation.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not applicable.
Form or Registration No.:	Not applicable.
Filing Party:	Not applicable.
Date Filed:	Not applicable.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This Tender Offer Statement on Schedule TO relates to an offer by Cree, Inc., a North Carolina corporation (“Cree” or the “Company”), to exchange (the “Offer”) outstanding options to purchase shares of the Company’s common stock, whether vested or unvested, that are held by eligible employees, have exercise prices greater than $30 per share, and were granted under either the Company’s Amended and Restated Equity Compensation Plan (“Equity Compensation Plan”) or the Company’s Fiscal 2001 Stock Option Bonus Plan. In addition, eligible employees who elect to participate in the Offer must tender for exchange all options to purchase shares of the Company’s common stock, whether vested or unvested, granted under the Company’s 2001 Nonqualified Stock Option Plan after September 14, 2002 and prior to the date the tendered options are canceled. These options are referred to collectively as the “Eligible Options.”

The Eligible Options may be exchanged for new options that will be granted under the Equity Compensation Plan (the “New Options”), upon the terms and subject to the conditions set forth in (i) the Offer to Exchange, dated February 14, 2003 (the “Offer to Exchange”), (ii) the related letter from Charles M. Swoboda dated February 14, 2003, (iii) the Election Form and (iv) the Notice of Withdrawal. These documents, as they may be amended or supplemented from time to time, together constitute the “Disclosure Documents” and are attached to this Schedule TO as Exhibits (a)(1) through (a)(4), respectively. An “eligible employee” refers to all persons who are employees of the Company or one of its subsidiaries, from the date of the Offer to Exchange until the date tendered Eligible Options are accepted for exchange and canceled, who are receiving pay as an employee and not as a consultant, contractor or other non-employee service provider, except that members of the Company’s Board of Directors and the Company’s executive officers are not eligible to participate.

The information in the Disclosure Documents is incorporated by reference in answer to the items required in this Schedule TO.

ITEM 1. SUMMARY TERM SHEET.

The information set forth in the Offer to Exchange under the caption “Summary Term Sheet” is incorporated herein by reference.

ITEM 2. SUBJECT COMPANY INFORMATION.

(a) Name and Address.

Cree is the issuer of the securities subject to the Offer. The address of the Company’s principal executive offices is 4600 Silicon Drive, Durham, North Carolina 27703, and its telephone number at that address is (919) 313-5300.

(b) Securities.

The subject class of securities consists of the Eligible Options. The actual number of shares of common stock subject to the New Options to be issued in the Offer will depend on the number of shares of common stock subject to the unexercised options tendered by eligible employees and accepted for exchange and canceled. The information set forth in the Offer to Exchange in the section under the caption “The Offer” entitled “Eligibility” is incorporated herein by reference.

(c) Trading Market and Price.

The information set forth in the Offer to Exchange in the section under the caption “The Offer” entitled “Price Range of Common Stock Underlying the Options” is incorporated herein by reference.

ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON.

(a) Name and Address.

The filing person is the issuer. The information set forth under Item 2(a) above is incorporated herein by reference. The information set forth in the Offer to Exchange in the section under the caption “The Offer” entitled “Interests of Directors and Officers; Transactions and Arrangements Concerning the Options,” which contains information regarding the identity and address of the directors and executive officers of the Company, is incorporated herein by reference.

ITEM 4. TERMS OF THE TRANSACTION.

(a) Material Terms.

The information set forth in the Offer to Exchange under the caption “Summary Term Sheet” and in the sections under the caption “The Offer” entitled “General Terms,” “Eligibility,” “New Options—Type, Amount and Terms,” “Expiration Date,” “Procedures for Electing to Participate,” “Withdrawal Rights,” “Acceptance of Options for Exchange,” “Conditions of the Offer,” “Source and Amount of Consideration; Material Differences; Adjustments Upon Certain Events,” “Status of Options We Acquire in the Offer,” “Accounting Treatment,” “Legal Matters; Regulatory Approvals,” “Material Tax Consequences,” and “Extension of the Offer; Termination; Amendment” is incorporated herein by reference.

(b) Purchases.

The information set forth in the Offer to Exchange in the section under the caption “The Offer” entitled “Interests of Directors and Officers; Transactions and Arrangements Concerning the Options” is incorporated herein by reference.

ITEM 5. PAST CONTRACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

(e) Agreements Involving the Subject Company’s Securities.

The information set forth in the Offer to Exchange in the sections under the caption “The Offer” entitled “Interests of Directors and Officers; Transactions and Arrangements Concerning the Options” is incorporated herein by reference. The option plans and related option award agreement forms attached hereto as Exhibits (d)(1), (d)(2), d(3), d(4), (d)(5) and (d)(6) contain information regarding the subject securities.

ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

(a) Purposes.

The information set forth in the Offer to Exchange in the section under the caption “The Offer” entitled “Purpose of the Offer” is incorporated herein by reference.

(b) Use of Securities Acquired.

The information set forth in the Offer to Exchange in the section under the caption “The Offer” entitled “Status of Options We Acquire in the Offer” is incorporated herein by reference.

(c) Plans.

The information set forth in the Offer to Exchange in the section under the caption “The Offer” entitled “Purpose of the Offer” is incorporated herein by reference.

ITEM 7. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

(a) Source of Funds.

The information set forth in the Offer to Exchange in the sections under the caption “The Offer” entitled “New Options—Type, Amount and Terms” and “Source and Amount of Consideration; Material Differences; Adjustments Upon Certain Events” is incorporated herein by reference.

(b) Conditions.

Not applicable.

(d) Borrowed Funds.

Not applicable.

ITEM 8. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

(a) Securities Ownership.

The information set forth in the Offer to Exchange in the section under the caption “The Offer” entitled “Interests of Directors and Officers; Transactions and Arrangements Concerning the Options” is incorporated herein by reference.

(b) Securities Transactions.

The information set forth in the Offer to Exchange in the section under the caption “The Offer” entitled “Interests of Directors and Officers; Transactions and Arrangements Concerning the Options” is incorporated herein by reference.

ITEM 9. PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

(a) Solicitations and Recommendations.

Not applicable.

ITEM 10. FINANCIAL STATEMENTS.

(a) Financial Information.

The information set forth in the Offer to Exchange in the section under the caption “The Offer” entitled “Information Concerning Cree,” and the financial information included in Item 8 of the Company’s Annual Report on Form 10-K for its fiscal year ended June 30, 2002, and Item 1 of the Company’s Quarterly Report on Form 10-Q for its fiscal quarter ended December 29, 2002, is incorporated herein by reference. In accordance with Instruction 6 to Item 10 of Schedule TO, summary financial information is contained in the Offer to Exchange under the caption “Information Concerning Cree.”

(b) Pro Forma Information.

Not applicable.

ITEM 11. ADDITIONAL INFORMATION.

(a) Agreements, Regulatory Requirements and Legal Proceedings.

The information set forth in the Offer to Exchange under the sections under the caption “The Offer” entitled “Interests of Directors and Officers; Transactions and Arrangements Concerning the Options” and “Legal Matters; Regulatory Approvals” is incorporated herein by reference.

(b) Other Material Information.

Not applicable.

ITEM 12. EXHIBITS.

Exhibit Number	Description

(a)(1)	Offer to Exchange dated February 14, 2003

(a)(2)	Announcement Letter by Charles M. Swoboda to Eligible Option Holders on February 14, 2003

(a)(3)	Election Form

(a)(4)	Notice of Withdrawal

(a)(5)	Form of Report of Eligible Option Grants

(a)(6)	Form of Personnel Option Status Report

(a)(7)	Schedule of Employee Meetings

(a)(8)	Transmittal Letter Sent to Eligible Option Holders on February 14, 2003

(a)(9)	Form of Promise to Grant Stock Option

(a)(10)	The Company’s annual report on Form 10-K for the fiscal year ended June 30, 2002, filed with the Securities and Exchange Commission on August 19, 2002 (incorporated herein by reference)

(a)(11)	The Company’s quarterly report on Form 10-Q for the fiscal quarter ended December 29, 2002, filed with the Securities and Exchange Commission on January 31, 2003 (incorporated herein by reference)

(b)	Not applicable

(d)(1)	Cree, Inc. Equity Compensation Plan, as amended and restated on August 5, 2002

(d)(2)	Cree, Inc. Fiscal 2001 Stock Option Bonus Plan, as amended and restated on August 5, 2002

(d)(3)	Cree, Inc. 2001 Nonqualified Stock Option Plan, as amended and restated on August 5, 2002

(d)(4)	Form of Master Stock Option Award Agreement

(d)(5)	Form of Notice of Grant

(d)(6)	Prior Form of Stock Option Award Agreement (Awards prior to October 1, 2000)

(g)	Not applicable.

(h)	Not applicable.

ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3.

Not applicable.

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

Date: February 14, 2003		CREE, INC.

	By:	/s/ Charles M. Swoboda
Charles M. Swoboda
President and Chief Executive Officer

INDEX TO EXHIBITS

Exhibit Number	Description

(a)(1)	Offer to Exchange dated February 14, 2003

(a)(2)	Announcement Letter by Charles M. Swoboda to Eligible Option Holders on February 14, 2003

(a)(3)	Election Form

(a)(4)	Notice of Withdrawal

(a)(5)	Form of Report of Eligible Option Grants

(a)(6)	Form of Personnel Option Status Report

(a)(7)	Schedule of Employee Meetings

(a)(8)	Transmittal Letter Sent to Eligible Option Holders on February 14, 2003

(a)(9)	Form of Promise to Grant Stock Option

(a)(10)	The Company’s annual report on Form 10-K for the fiscal year ended June 30, 2002, filed with the Securities and Exchange Commission on August 19, 2002 (incorporated herein by reference)

(a)(11)	The Company’s quarterly report on Form 10-Q for the fiscal quarter ended December 29, 2002, filed with the Securities and Exchange Commission on January 31, 2003 (incorporated herein by reference)

(b)	Not applicable

(d)(1)	Cree, Inc. Equity Compensation Plan, as amended and restated on August 5, 2002

(d)(2)	Cree, Inc. Fiscal 2001 Stock Option Bonus Plan, as amended and restated on August 5, 2002

(d)(3)	Cree, Inc. 2001 Nonqualified Stock Option Plan, as amended and restated on August 5, 2002

(d)(4)	Form of Master Stock Option Award Agreement

(d)(5)	Form of Notice of Grant

(d)(6)	Prior Form of Stock Option Award Agreement (Awards prior to October 1, 2000)

(g)	Not applicable.

(h)	Not applicable.